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                  U.S. SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549


                                FORM 12b-25

NOTIFICATION OF LATE FILING                  SEC FILE NUMBER
                                              0-14973
                                             ---------------

                                             CUSIP NUMBER
                                              904628401
(Check One):                                 ---------------

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB

     For Period Ended:     June 30, 1998
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     [X] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:    After Quarter end May 31, 1998
                                     -------------------------------------
through June 30, 1998
--------------------------

     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:   Not Applicable
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Part I- Registrant Information
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Full Name of Registrant:       Unico, Inc.

Former Name if Applicable:     N/A

Address of Principal Executive Office (Street and Number)
     City, State and Zip Code:

 2925 Bayview Drive, Fremont, California 94538

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Part II- Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [paragraph 23047], the following should be completed. (Check box if appropriate)

[X] (a)    The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable effort or expense;

[X] (b)    The subject annual report, semi-annual report, transition
report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c)    The accountant's statement or other exhibit required by rule 12b-
25(c) has been attached if applicable.
                                            Not Applicable
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Part III- Narrative
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (paragraph 72439, effective August 13, 1992, 57 FR 36442.]

     Due to acquisitions, the necessary audits took an unusually long time to complete inasmuch as, the audits covered three companies including two entities audited as a result of the acquisition.






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Part IV- Other Information
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     (1)  Name and Telephone number of person to contact in regard to this notification

        Henry Tang                         (510)            770-3990
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          (Name)                        (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X] Yes     [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     SEE ATTACHED.

                                Unico, Inc.
               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 30, 1998          By:  /s/ Henry Tang
     -----------------------          ------------------------
                                        Henry Tang, Secretary

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                 ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                ATTACHMENT



     The Registrant issued a majority of its stock to the old owners of Starlicon International Corporation (Starlicon) on June 30, 1998. Since the Registrant will account for this transaction by reverse acquisition accounting, it believes it is a New Accounting Entity and has made an asset acquisition.

     The Registrant will account for its investment in Intermountain Refining Co. by the cost method. Due to the terms of the Novation Agreement executed on June 26, 1998 (Exhibit 2.2 filed with Form 8-K on July 15, 1998), the New Accounting Entity does not believe it has succeeded to the Registrant's former business.

     The Registrant filed audited financial statements of the acquired business, Starlicon International Corporation ("Starlicon"), as an amendment to the Form 8-K, originally filed on June 30, 1998.

     As the acquired company, Starlicon was incorporated within two years of the June 30, 1998 acquisition, and as Starlicon acquired significant assets of Relialogic Technology Corporation ("Relialogic"), Starlicon may be considered a successor company to Relialogic. In conformance to APB 16 and Regulation S-X, Section 210.3-05, the audited financial statements of Relialogic were also filed with the Form 8-K/A.

     New Accounting Entity has taken the position that pro-forma consolidation of Starlicon financial statements with the Unico financial statements for fiscal year ended February 28, 1998 may not result in a fair presentation due to the terms of the Novation Agreement. In order to achieve a fair presentation in its disclosures, New Accounting Entity determined it best to file a new Form 10-K, subject of this Notification of Late Filing.

     New Accounting Entity is filing a Form 8-K for change of fiscal year to end on June 30. As the old Unico has filed a Form 10-Q for the period ending May 31, 1998, New Accounting Entity will treat the period from June 1 to June 30, 1998 as a transition period. This transition period will be covered in the Form 10-K.














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